Leadville Corporation has been negotiating with a possible Joint-Venture partner to develop certain of the Company's properties. Negotiations have progressed to the point of an agreement and final agreement is expected today, after several days delay.

Leadville requests an extension of time to file Form 10-QSB for the quarter June 30, 1996 in order to review the final draft of the proposed agreement and to adequately disclose the terms of the transaction in the quarterly report.